Filed Pursuant to Rule 253(g)(2)
File No. 024-10727

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

SUPPLEMENT NO. 13 DATED DECEMBER 21, 2018
TO THE OFFERING CIRCULAR DATED OCTOBER 19, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise National For-Sale Housing eFUND, LLC (the “Company”, “we”, “our” or “us”), dated October 19, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 22, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions

Updates to Minor Assets Acquired

Single Family Home Rental Controlled Subsidiaries

Rental Control Subsidiaries Asset Summaries

The following table summarizes the single family home rental controlled subsidiaries ("Rental Controlled Subsidiaries") acquired by the Company since the last update. Unless otherwise noted, the following is true of each Rental Controlled Subsidiary:

•	Pursuant to the agreements governing each Rental Controlled Subsidiary, we have full authority of the management of such entity;
•	An affiliate of our Manager earned an origination fee of approximately 2.0% upon the closing of each Rental Controlled Subsidiary, paid for by the co-investors, joint-venture, borrower or property holding entity at closing;
•	The business plan entails renting the property for approximately seven to ten years after acquisition before selling the property;
•	The investment thesis is based primarily upon the site's improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket; and
•	The last updated portfolio level projected annual returns for our National Single-Family Home Portfolio was 6.9% - 13.1%, as disclosed on December 17, 2018. Past performance is not indicative of future results, and these projections may not reflect actual future performance and may prove to be inaccurate.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget (1)
M34	90011	2 / 1	1,200	10/22/18	$388,000	$10,000
W145	90062	3 / 1.5	1,500	11/21/18	$508,000	$10,000
P29	90016	3 / 1	1,600	11/20/18	$737,000	$2,500
H95	30310	3 / 2	1,300	11/28/18	$231,000	$10,000
A49	30310	3 / 2	1,500	11/29/18	$319,000	$1,000
A50	30310	3 / 2	1,400	11/28/18	$308,000	$1,000
251	90043	2 / 1	1,000	11/30/18	$503,000	$15,000

(1)	There can be no assurance that the anticipated completion cost will be achieved.